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                                                                  April 11, 2005


VIA HAND DELIVERY

Mr. Nathan Cheney
Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 0510
Washington, DC  20549-0404

         Re:   Builders FirstSource, Inc.
               Amendment No. 1 to the Registration Statement on Form S-1, filed April __, 2005
               SEC File No. 333-122788

Dear Mr. Cheney:

         As discussed, on behalf of our client Builders FirstSource, Inc. (the "Company"), enclosed for the supplemental review of the Staff are five (5) paper copies of the materials presented to the Board of Directors of the Company by Houlihan Lokey Howard & Zukin on January 14, 2005.

         Should you have any questions, please call the undersigned at (302) 651-3180. Facsimile transmissions may be made to the undersigned at (302) 651-3001.

                                                         Very truly yours,

                                                         /s/ Allison L. Amorison
                                                         -----------------------
                                                         Allison L. Amorison


cc:      Jennifer Hardy
         Matt Franker
         Ryan Rohn
         Donald F. McAleenan